CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors
Paramount Energy Operating Corp., as Administrator of
Paramount Energy Trust

We hereby consent to the reference to us in the registration statement on Form 40-F of Paramount Energy Trust and to the incorporation by reference therein of our reports dated March 4, 2005 and March 4, 2006.

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”
________________________________
P. A. Welch, P. Eng.
President & Managing Director

June 26, 2006
Calgary, Alberta

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com